Exhibit 99.3

TAL EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XRS)

Form of Proxy for Annual General Meeting

to Be Held on August 30, 2013

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of TAL Education Group, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B common shares, par value US$0.001 per share, of the Company (the “Common Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on August 30, 2013 at 10:00 AM (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of the Common Shares whose names are on the register of members of the Company at the close of business on July 25, 2013 (the “Record Date”) are entitled to receive notice of the AGM.  In respect of the matters requiring shareholders’ vote at the AGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes.  The quorum of the AGM is one shareholder, present in person or by proxy and entitled to vote, holding in aggregate not less than one-tenth of the voting power of the shares in issue carrying a right to vote at the AGM.  This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about July 26, 2013.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.  The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its office at 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s office (to the attention of: IR Department) at 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

TAL EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XRS)

Form of Proxy for Annual General Meeting

to Be Held on August 30, 2013

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                    of

                                                                                                                                                      , being the registered holder of                                            [Class A/Class B] Common Shares 1, par value US$0.001 per share, of TAL Education Group (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                                                                            of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on August 30, 2013 at 10:00 AM (Hong Kong time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	ORDINARY RESOLUTIONS	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the amendment to Section 3.1(a) and Section 11.2 of the 2010 Share Incentive Plan of TAL Education Group

Dated	, 2013	Signature(s) [4]

1                   Please insert the number and check the class of the common shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint more than one proxy to attend and vote in his stead if he is the registered holder of more than one shares of the Company. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.